

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 3561</u>

May 22, 2008

Mr. Blake W. Nordstrom
President
Nordstrom, Inc,
1617 Sixth Avenue
Seattle, WA 98101

   Re: Nordstrom, Inc.
     Form 10-K
     Filed March 21, 2008
     File No. 001-15059
     Schedule 14A
     Filed April 10, 2008

Dear Mr. Nordstrom:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15</u>

<u>Credit Card Contribution, page 20</u>

1. We note on page 22 that you include within your accounts receivable and related metrics the net accounts receivable investment, which is determined by

subtracting the estimated funding level from total accounts receivable. Please describe what the net accounts receivable investment metric represents, how management uses the metric, and how you determine the assumed ratio of debt financed.

2.   We note that you recorded the reacquired co-branded Nordstrom VISA credit card receivables at fair value at the date of acquisition. Please disclose how you determined fair value and describe the assumptions used in determining the fair value.

Adjusted Debt to EBITDAR, page 27

3.   We note your presentation of Adjusted Debt to EBITDAR. Please address the following:

a) The reasons why you believe a debt level of approximately 2.0 times Adjusted Debt to EBITDAR is appropriate.

b) Describe why you multiply rent expense by a factor of 8 in the numerator.

c) Tell us why you believe you use the measure as a measure of performance when you appear to use the measure to evaluate your ability to maintain appropriate levels of debt.

d) Tell us how your presentation complies with the guidance set forth in the answer to Questions 8 our FAQ regarding the use of non-GAAP financial measures, which may be found at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

e) Disclose why you believe it is useful for investors to disregard the recurring costs of rent expense when evaluating your performance.

Notes to Consolidated Financial Statements, page 40

Note 1: Nature of Operations and Summary of Significant Accounting Policies, page 40

Merchandise Inventories, page 42

4.   We note on page 17 that you took higher markdowns during the last half of the year. Please disclose the charges to the income statements from markdowns from cost to market. Refer to paragraph 14 of chapter 4 of ARB 43.

Loyalty Program, page 43

5.   We note that you record the cost of loyalty program benefits in cost of sales and selling, general and administrative expenses. Please expand your disclosure to differentiate the circumstances in which you would record the costs in cost of sales against when you would record the costs in selling, general and administrative expenses.

Note 11: Post-Retirement Benefits, page 50

6.   Please clarify the amounts of your accumulated benefit obligation at February 2, 2008 and February 3, 2007.

Note 13: Shareholders' Equity and Stock Compensation Plans, page 53

Performance Share Units, page 55

7.   We note that you use the 30-day average closing market price of your common stock leading up to the current period-end date to re-measure the liability for your performance share units. We further note that the price used to issue stock or cash for the performance share units upon vesting is the closing market price of your common stock. Please tell us how your determination of the measurement date for these awards complies with paragraph 37 of SFAS 123(R).

Schedule 14A

Compensation of Executive Officers, page 23

8.   In future filings please list all of the companies included in the broad retail group for purposes of your executive compensation benchmarking.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Blake W. Nordstrom
Nordstrom, Inc.
May 22, 2008
Page 4

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Steve Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at with any other questions.

        Sincerely,

        John Reynolds
        Assistant Director